FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA INITIATES PHASE III IMMUNOTHERAPY STUDY FOR MEDI4736 IN PATIENTS WITH LUNG CANCER

First MedImmune oncology immunotherapy targeting the PD-L1/PD-1 pathway progresses into
Phase III

AstraZeneca today announced the start of the Phase III programme for MEDI4736, an immunotherapy in development for the treatment of non-small cell lung cancer (NSCLC) and other cancers. The goal of the PACIFIC trial, the first study in the Phase III NSCLC programme, is to evaluate progression free survival and overall survival of MEDI4736 compared to placebo in patients with locally advanced, unresectable NSCLC (Stage III) following completion of treatment with chemoradiotherapy and no evidence of tumour progression. The PACIFIC trial is the first pivotal study of an immunotherapy in this patient population.

MEDI4736 is a human monoclonal antibody directed against programmed cell death ligand 1 (PD-L1). Signals from PD-L1 help tumours avoid detection by the immune system. MEDI4736 blocks these signals, countering the tumour's immune-evading tactics. MEDI4736 is being developed to empower the patient's immune system and attack the cancer.

Briggs Morrison, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca said: "This is a significant milestone for AstraZeneca and MedImmune. MEDI4736 is an important molecule in our immuno-oncology portfolio and its entry into Phase III clinical trials is further evidence of our commitment to invest in distinctive science in our core therapy areas, and to rapidly progress our immuno-oncology pipeline. Lung cancer is still the leading cancer killer; there is a clear need for more treatment options to provide patients with a better chance of beating the disease. We believe MEDI4736, and immunotherapies more broadly, hold the potential to shape the future of cancer treatment."

A total of 702 patients are anticipated to be randomised into the PACIFIC Phase III study across more than 100 sites globally. The Phase III programme follows the evaluation of clinical activity and the safety profile of MEDI4736 in a Phase I programme. Updated information from early stage studies (monotherapy and early combination data) will be presented at this year's American Society of Clinical Oncology annual meeting.

According to the latest statistics from the World Health Organization (WHO), lung cancer was responsible for 1.59 million deaths (nearly 20% of all deaths from cancer) in 2012. NSCLC is the most common form of lung cancer and the National Comprehensive Cancer Network guidelines estimate that around a third of patients are at Stage III of the disease when diagnosed. While the majority of NSCLC patients initially benefit from chemoradiotherapy, their cancer eventually progresses and they die of metastatic disease.

MedImmune, AstraZeneca's biologics research and development arm, is building a comprehensive immuno-oncology programme including MEDI4736, tremelimumab, MEDI0680 and MEDI6469. It is actively exploring both monotherapy and combination therapies across a range of tumour types. As a result, theAstraZeneca oncology pipeline is well positioned to pursue both the most effective data-driven combinations of immunotherapies and combinations with highly targeted small molecules.

About MEDI4736
MEDI4736 is a human monoclonal antibody directed against programmed cell death ligand 1 (PD-L1). Signals from PD-L1 help tumours avoid detection by the immune system. MEDI4736 blocks these signals, countering the tumour's immune-evading tactics. MEDI4736 is being developed, alongside other immunotherapies (IMTs), to empower the patient's immune system and attack the cancer.

The PACIFIC clinical trial is a global study to assess the effects of MEDI4736 following concurrent chemoradiation in patients with stage III unresectable non-small cell lung cancer. ClinicalTrials.gov identifier: NCT02125461.

About MedImmune
MedImmune is the worldwide biologics research and development arm of AstraZeneca. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centres. For more information, please visit www.medimmune.com.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries

Esra Erkal-Paler                        +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                      +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                      +44 20 7604 8034 (UK/Global)
Michelle Meixell                      +1 302 885 2677 (US)
Jacob Lund                              +46 8 553 260 20 (Sweden)

Investor Enquiries

Karl Hård                                 +44 20 7604 8123       mob: +44 7789 654364
Colleen Proctor                      +1 302 886 1842         mob:  +1 302 357 4882
Anthony Brown                    +44 20 7604 8067       mob: +44 7585 404943
Jens Lindberg                        +44 20 7604 8414       mob: +44 7557 319729

8 May 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary